Form 10-K405, Exhibit 13
period 1994-07-02
BRUNOS INC
filed 1994-09-29
CIK 14920

                                                                EXHIBIT 13






                        BRUNO'S, INC. AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF JULY 2, 1994 AND JULY 3, 1993

                                TOGETHER WITH

                               AUDITORS' REPORT

                             MANAGEMENT'S REPORT

Primary responsibility for the integrity and objectivity of the financial information included in this annual report rests with management. The consolidated financial statements in this report have been prepared in accordance with generally accepted accounting principles and properly include some amounts that are based on management's best estimates and judgments.

The Company maintains an internal control structure designed to provide reasonable assurance that transactions are executed in accordance with proper authorization; that all such transactions are properly recorded and summarized to produce reliable financial records and reports; that assets are safeguarded; and that the accountability for assets is maintained. Management believes this internal control structure, augmented by its internal auditing function, assures the adequacy and quality of financial reporting.

Arthur Andersen & Co., the Company's independent public accountants, evaluates our internal control structure to the extent they consider necessary in order to plan their audit and determine the nature and extent of testing required to support their opinion on the consolidated financial statements. Their report contains an independent, informed judgment as to the fair presentation, in all material respects, of the Company's consolidated financial statements.

The Board of Directors, through the activities of its Audit Committee, participates in the reporting of financial information by the Company. The Audit Committee meets regularly with the Company's independent public accountants to discuss the scope and results of their audit work.

Management believes the consolidated financial statements and related financial information in this report are accurate in all material respects and that they were prepared in accordance with appropriate and generally accepted accounting principles.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS

GENERAL

Bruno's, Inc. (the "Company") operates a chain of 257 supermarkets and combination food and drug stores. The Company operates on a 52-53 week fiscal year. The consolidated statements of income for the fiscal years ended July 2, 1994 and June 27, 1992 include 52 weeks of operation while the fiscal year ended July 3, 1993 includes 53 weeks of operation.

NET SALES

Net sales decreased 1.3% ($37.6 million) from fiscal 1993 to fiscal 1994 while sales increased 8.1% ($214.5 million) from fiscal 1992 to fiscal 1993. The net sales decrease from fiscal 1993 to fiscal 1994 was primarily due to the additional week of sales included in fiscal 1993. Excluding the effects of the additional week in fiscal 1993, fiscal 1994 sales slightly increased over fiscal 1993. This increase from fiscal 1993 to fiscal 1994 is attributable to a net of four stores open a full year in fiscal 1994 versus a partial year in fiscal 1993, as the total number of stores remained flat at 257 as of July 2, 1994 and July 3, 1993 and same store sales decreased slightly. The net sales increase in fiscal 1993 over fiscal 1992 was primarily attributable to the additional week of sales as well as the Company increasing the number of stores by four (23 new stores offset by 19 closed stores) in fiscal 1993.

GROSS PROFIT

Gross profit as a percentage of net sales increased 1.0% between fiscal 1993 and 1994 and decreased .3% between fiscal 1992 and fiscal 1993. The lower margins in fiscal 1993 were primarily the result of a more aggressive pricing strategy implemented by management during the third quarter of that same fiscal year.

STORE OPERATING, SELLING, AND ADMINISTRATIVE EXPENSES

Store operating, selling, and administrative expenses as a percentage of net sales increased by 1.0% from fiscal 1993 to fiscal 1994 and by .6% from fiscal 1992 to fiscal 1993. The increase in fiscal 1994 is primarily a result of flat sales growth, coupled with increased labor added to the stores to enhance customer service. The increase in fiscal 1993 over fiscal 1992 was primarily due to increased advertising expenses related to the Company's fiscal 1993 third quarter promotion of its pricing strategy, as well as increased advertising in competitive markets.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization as a percentage of net sales increased .2% in fiscal 1994 due to the significant amount of capital expenditures in fiscal 1993 ($131.7 million) experiencing a full year of depreciation in fiscal 1994. These costs increased slightly in fiscal 1993 as compared to fiscal 1992 due to an office building addition being placed into service in fiscal 1993.

INTEREST EXPENSE AND INTEREST INCOME

Net interest expense as a percentage of net sales decreased slightly from fiscal 1993 to fiscal 1994 and increased .2% from fiscal 1992 to fiscal 1993. The decrease in fiscal 1994 was primarily attributable to income earned on temporary cash investments held by the Company in fiscal 1994 that were not held during fiscal 1993 and the utilization of much lower levels of short-term borrowings in the current fiscal year as compared to fiscal 1993. The .2% increase in net interest expense from fiscal 1992 to fiscal 1993 was primarily related to the Company utilizing short-term borrowings and obtaining $100.0 million in new long-term borrowings.

WRITEDOWN OF PROPERTY AND SECURITIES

In fiscal 1992, the Company recorded a charge to earnings of $5.0 million to reduce certain real estate properties currently not being utilized to their estimated net realizable values. In addition, the Company recorded a charge to earnings of $3.4 million to reduce its marketable equity securities portfolio to market value based upon management's decision to liquidate this portfolio.

DISCONTINUED OPERATIONS

During fiscal 1992, the Company sold its interest in a hypermarket stores joint venture and discontinued its development of this type store due to continuing operating losses, and lack of success with this store format. Accordingly, operating results of the venture for fiscal 1992 (losses of $4.4 million, net of income tax benefits) have been reclassified and presented as discontinued operations, and a loss on the disposal of $8.6 million (net of the applicable income tax benefit) was recorded.

EXTRAORDINARY ITEM

In the first quarter of fiscal 1994, the Company redeemed its $143.0 million 6.5% Convertible Subordinated Debentures at a conversion price above par value. The redemption was financed with the proceeds of a $200.0 million private placement loan. The redemption of the Debentures resulted in an extraordinary loss of $3.3 million, net of the applicable income tax benefit of $2.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company has funded working capital requirements, capital expenditures, and other cash requirements primarily through cash flows from operations and short-term borrowings. Operating activities have generated $86.9 million, $87.8 million, and $86.3 million, respectively, in cash flows in each of the three fiscal years in the period ended July 2, 1994. Also, the Company has at its disposal a $75.0 million unsecured line of credit to meet any short-term cash requirements, under which the Company's weighted average borrowings during fiscal 1994 and 1993 were $8.4 million and $51.6 million, respectively.

Cash used in investing activities relates primarily to the Company's capital expenditures. Capital expenditures for fiscal 1994 were $64.0 million compared with $131.7 million in fiscal 1993 and $102.1 million in fiscal 1992. The increase in these expenditures between fiscal 1992 and fiscal 1993 was a result of the completion of an office building expansion, new store openings, and purchases of land for future store sites. The decrease in 1994 results from the

Company opening fewer new stores and focusing instead on expanding and remodeling existing stores.

The Company estimates capital expenditures for fiscal 1995 to be approximately $60.0 million and plans to finance these expenditures through internally generated funds or other available resources. These estimated capital expenditures are primarily related to the opening of new stores (the Company projects that it will open 8 to 10 stores in fiscal 1995) and the remodeling of existing stores. Management continuously evaluates all stores based upon volume, profitability, location, age, demographics, etc., and makes closure decisions based upon the evaluations. Currently, no stores are scheduled for closure.

The Company plans to continue to expand through the opening of new stores and may acquire existing stores or one or more supermarket chains, if attractive acquisition opportunities become available. The Company anticipates that funds necessary for the expansion of its business during the foreseeable future will be financed through available cash reserves, internally generated funds, and short-term borrowings. However, the Company may use for such purposes additional sources of financing, which may include long-term borrowings and the issuance of additional debt or equity securities.

With respect to financing activities, as stated earlier, the Company has available a $75.0 million unsecured line of credit to meet short-term cash requirements. At July 2, 1994 the Company did not have outstanding borrowings on the line of credit, while $35.0 million of borrowings was outstanding at July 3, 1993. Uses of cash in financing activities relate to the redemption of the Company's $143.0 million in Convertible Subordinated Debentures in the first quarter of fiscal 1994 and the payment of cash dividends (which aggregated $18.7 million, $17.4 million, and $16.4 million during each of the three fiscal years in the period ended July 2, 1994, respectively). The Debentures were redeemed with the proceeds from a $200.0 million private placement loan.

OTHER

During fiscal year 1993, the Company entered into stock purchase agreements with the Estates of Angelo J. Bruno and Lee J. Bruno (former executive officers of the Company) to purchase an aggregate of 3,600,000 shares of the Company's common stock at a price of $12.50 per share. The agreements allowed the Estates to increase the number of shares of common stock to be purchased by the Company up to an aggregate of 400,000 additional shares. Under this agreement, and other previously existing stock purchase agreements, the Company purchased 3,943,726 shares of common stock at a total cost of $49.6 million, including acquisition costs. The Company financed the purchase through a bank note payable.

UNAUDITED QUARTERLY FINANCIAL DATA

In the opinion of management, the disclosures of unaudited quarterly data contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated results of operations of the Company for the interim periods.

As discussed above, during the first quarter of fiscal 1994, the Company recorded an extraordinary loss of $3.3 million on the redemption of $143.0 million in Convertible Subordinated Debentures.

In addition, as discussed in Note 4 to the consolidated financial statements, a cumulative adjustment of $2.2 million was required in the first quarter of fiscal 1994 due to the change in income tax rates mandated by the Omnibus Budget Reconciliation Act of 1993.

During the third quarter of fiscal 1993, the Company implemented a more aggressive pricing strategy that included margin reductions on a majority of products. In addition, advertising expenses to promote this program were unusually high. These activities resulted in unusually low net income for the third quarter of fiscal 1993.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Shareholders of
Bruno's, Inc.:

We have audited the accompanying consolidated balance sheets of BRUNO'S, INC. (an Alabama corporation) AND SUBSIDIARIES as of July 2, 1994 and July 3, 1993, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three fiscal years in the period ended July 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruno's, Inc. and subsidiaries as of July 2, 1994 and July 3, 1993 and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 2, 1994 in conformity with generally accepted accounting principles.

                             ARTHUR ANDERSEN & CO.



Birmingham, Alabama
July 29, 1994

                        BRUNO'S INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                        JULY 2, 1994 AND JULY 3, 1993

           (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                       ASSETS                               1994         1993
- - ------------------------------------------------------   ----------   ---------

CURRENT ASSETS:
  Cash and cash equivalents                               $ 30,259     $ 20,093
  Receivables                                               34,770       25,303
  Inventories                                              255,047      259,239
  Prepaid expenses                                           9,237        7,897
  Deferred income taxes                                      1,428        1,379
                                                          --------     --------
                                                           330,741      313,911
                                                          --------     --------

PROPERTY AND EQUIPMENT, net                                540,139      543,877
                                                          --------     --------



NONCURRENT ASSETS:
  Intangibles, net                                          42,170       43,468
  Other, net                                                14,158       15,667
                                                          --------     --------
                                                            56,328       59,135
                                                          --------     --------
                                                          $927,208     $916,923
                                                          ========     ========

     LIABILITIES AND SHAREHOLDERS' INVESTMENT               1994         1993
- - ------------------------------------------------------   ----------   ---------

CURRENT LIABILITIES:
  Current maturities of long-term debt and capitalized
    lease obligations                                     $  4,092     $  3,133
  Short-term borrowings                                          0       35,000
  Accounts payable                                         108,712      116,752
  Accrued income taxes                                           0          553
  Accrued payroll and related expenses                      18,557       18,021
  Other accrued expenses                                    24,988       22,942
                                                          --------     --------
                                                           156,349      196,401
                                                          --------     --------
NONCURRENT LIABILITIES:
  Long-term debt                                           276,015      246,376
  Capitalized lease obligations                             20,445       22,670
  Deferred income taxes                                     51,136       46,955
  Deferred compensation                                      1,909        1,854
                                                          --------     --------
                                                           349,505      317,855
                                                          --------     --------
COMMITMENTS AND CONTINGENCIES


SHAREHOLDERS' INVESTMENT:
  Common stock, $.01 par value, 200,000,000 shares
    authorized, 78,090,441 shares issued and
    outstanding in 1994 and 78,047,341 shares issued
    and outstanding in 1993                                    781          780
   Paid-in capital                                          41,999       42,072
   Retained earnings                                       378,574      360,022
                                                          --------     --------
                                                           421,354      402,874
  Deferred compensation                                          0         (207)
                                                          --------     --------
                                                           421,354      402,667
                                                          --------     --------
                                                          $927,208     $916,923
                                                          ========     ========

  The accompanying notes are an integral part of these consolidated balance sheets.

                         BRUNO'S, INC. AND SUBSIDIARIES


                       CONSOLIDATED STATEMENTS OF INCOME

    FOR THE FISCAL YEAR ENDED JULY 2, 1994, FISCAL YEAR ENDED JULY 3, 1993,

                      AND FISCAL YEAR ENDED JUNE 27, 1992

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                     1994                    1993                  1992
                                                                  ----------              ----------            ----------
                                                                  (52 Weeks)              (53 Weeks)            (52 Weeks)
NET SALES                                                         $2,834,688              $2,872,327            $2,657,846
                                                                  ----------              ----------            ----------
COST AND EXPENSES:
  Cost of products sold                                            2,185,587               2,242,455             2,067,560
  Store operating, selling and administrative expenses               512,063                 489,950               439,713
  Depreciation and amortization                                       52,343                  48,718                44,261
  Interest expense                                                    20,527                  18,210                14,152
  Interest income                                                     (4,602)                   (393)               (3,375)
  Writedown of property and securities                                     0                       0                 8,393
                                                                  ----------              ----------            ----------
                                                                   2,765,918               2,798,940             2,570,704
                                                                  ----------              ----------            ----------
  Income from continuing operations before income
    taxes and extraordinary item                                      68,770                  73,387                87,142

PROVISION FOR INCOME TAXES                                            28,189                  26,493                30,776
                                                                  ----------              ----------            ----------
  Income from continuing operations before extraordinary
    item                                                              40,581                  46,894                56,366
                                                                  ----------              ----------            ----------
DISCONTINUED OPERATIONS, NET:
  Loss on disposal                                                         0                       0                (8,550)
  Loss from operations                                                     0                       0                (4,400)
                                                                  ----------              ----------            ----------
                                                                           0                       0               (12,950)
                                                                  ----------              ----------            ----------
EXTRAORDINARY ITEM, NET                                               (3,288)                      0                     0
                                                                  ----------              ----------            ----------
NET INCOME                                                        $   37,293              $   46,894            $   43,416
                                                                  ==========              ==========            ==========
EARNINGS PER COMMON SHARE:
  Income from continuing operations before extraordinary
    item                                                          $     0.52              $     0.60            $     0.69
  Discontinued operations, net                                          0.00                    0.00                 (0.16)
  Extraordinary item, net                                              (0.04)                   0.00                  0.00
                                                                  ----------              ----------            ----------
  Net income                                                      $     0.48              $     0.60            $     0.53
                                                                  ==========              ==========            ==========

 The accompanying notes are an integral part of these consolidated statements.

                        BRUNO'S INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

   FOR THE FISCAL YEAR ENDED JULY 2, 1994, FISCAL YEAR ENDED JULY 3, 1993,

                     AND FISCAL YEAR ENDED JUNE 27, 1992

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                           Common Stock
                                                                     ------------------------
                                                                        Number                     Paid-In     Retained
                                                                      of Shares      Amount        Capital     Earnings
                                                                     -----------    ---------      -------     --------
BALANCE, June 29, 1991                                                81,767,995       $818        $90,043     $303,470

        Net income                                                             0          0              0       43,416
        Cash and stock received from exercise of stock options           113,066          1            715            0
        Cash dividends ($.20 per share)                                        0          0              0      (16,375)
        Stock bonus and option plan activity                              25,500          0          1,328            0
        Writeup of noncurrent marketable equity securities to market           0          0              0            0
        Loss on marketable equity securities                                   0          0              0            0
        Cancellation of treasury shares                                  (16,411)         0           (280)           0
                                                                     -----------    ----------     -------     --------
BALANCE, June 27, 1992                                                81,890,150        819         91,806      330,511

        Net income                                                             0          0              0       46,894
        Cash received from exercise of stock options                      69,917          0            565            0
        Repurchase and cancellation of common stock                   (3,943,726)       (39)       (49,529)           0
        Cash dividends ($.22 per share)                                        0          0              0      (17,383)
        Stock bonus and option plan activity                              31,000          0           (770)           0
                                                                     -----------    ----------     -------     --------
BALANCE, July 3, 1993                                                 78,047,341        780         42,072      360,022

        Net income                                                             0          0              0       37,293
        Cash received from exercise of stock options                      18,100          1            119            0
        Cash dividends ($.24 per share)                                        0          0              0      (18,741)
        Stock bonus and option plan activity                              25,000          0           (192)           0
                                                                     -----------    ----------     -------     --------
BALANCE, July 2, 1994                                                 78,090,441       $781        $41,999     $378,574
                                                                     ===========    ==========     =======     ========

                                                                    Unrealized Loss
                                                                     on Noncurrent                      Treasury Stock
                                                                      Marketable                  -------------------------
                                                                        Equity        Deferred        Number
                                                                      Securities    Compensation    of Shares      Amount
                                                                      ----------    ------------  -------------  ----------
BALANCE, June 29, 1991                                                 $(4,009)        $(135)              0       $   0

        Net income                                                           0             0               0           0
        Cash and stock received from exercise of stock options               0             0          16,411         280
        Cash dividends ($.20 per share)                                      0             0               0           0
        Stock bonus and option plan activity                                 0          (558)              0           0
        Writeup of noncurrent marketable equity securities to market       616             0               0           0
        Loss on marketable equity securities                             3,393             0               0           0
        Cancellation of treasury shares                                      0             0         (16,411)       (280)
                                                                      ----------    ------------  -------------  ----------
BALANCE, June 27, 1992                                                       0          (693)              0           0

        Net income                                                           0             0               0           0
        Cash received from exercise of stock options                         0             0               0           0
        Repurchase and cancellation of common stock                          0             0               0           0
        Cash dividends ($.22 per share)                                      0             0               0           0
        Stock bonus and option plan activity                                 0           486               0           0
                                                                      ----------    ------------  -------------  ----------
BALANCE, July 3, 1993                                                        0          (207)              0           0

        Net income                                                           0             0               0           0
        Cash received from exercise of stock options                         0             0               0           0
        Cash dividends ($.24 per share)                                      0             0               0           0
        Stock bonus and option plan activity                                 0           207               0           0
                                                                      ----------    ------------  -------------  ----------
BALANCE, July 2, 1994                                                  $     0         $   0               0       $   0
                                                                      ==========    ============  =============  ==========



The accompanying notes are an integral part of these consolidated statements.

                         BRUNO'S, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

    FOR THE FISCAL YEAR ENDED JULY 2, 1994, FISCAL YEAR ENDED JULY 3, 1993,

                      AND FISCAL YEAR ENDED JUNE 27, 1992

                         (DOLLAR AMOUNTS IN THOUSANDS)



                                                                         1994           1993         1992
                                                                       --------      --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                          $  37,293     $  46,894      $  43,416
                                                                       --------      --------       --------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Extraordinary item, net                                               3,288             0              0
    Depreciation and amortization                                        52,343        48,718         44,261
    Deferred income taxes                                                 4,132           534         (8,028)
    Amortization of deferred compensation                                    15          (284)           770
    Credit to value inventories at LIFO cost                               (588)       (4,748)        (4,282)
    (Gain) loss on sale of property, net                                    872          (400)         3,846
    Loss on marketable equity securities                                      0             0          3,393
    (Increase) decrease in assets:
      Receivables                                                        (9,467)        3,346          6,451
      Receivable due on sale of discontinued operations                       0         9,500         (9,500)
      Inventories                                                         4,780       (17,742)       (20,686)
      Prepaid expenses                                                   (1,340)         (476)         1,363
      Net assets of discontinued operations                                   0             0         11,619
      Other noncurrent assets                                              (521)        3,022         (3,071)
    Increase (decrease) in liabilities:
      Accounts payable                                                   (8,040)        6,250         11,242
      Accrued income taxes                                                1,462        (7,367)           940
      Accrued payroll and related expenses                                  536         1,858           (206)
      Other accrued expenses                                              2,046        (1,743)         4,583
      Deferred compensation                                                  55           462            238
                                                                       --------      --------       --------
        Total adjustments                                                49,573        40,930         42,933
                                                                       --------      --------       --------
        Net cash provided by operating activities                        86,866        87,824         86,349
                                                                       --------      --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property                                         16,079         8,867          8,880
  Capital expenditures                                                  (63,989)     (131,741)      (102,050)
                                                                       --------      --------       --------
      Net cash used in investing activities                             (47,910)     (122,874)       (93,170)
                                                                       --------      --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (repayments) under line of credit, net                     (35,000)        5,000         30,000
  Proceeds from issuance of long-term debt                              200,000       100,000              0
  Reductions of long-term debt and capitalized lease obligations       (171,627)       (2,978)        (3,417)
  Payments for early extinguishment of debt                              (3,542)            0              0
  Proceeds from exercise of stock options                                   120           565            436
  Dividends paid                                                        (18,741)      (17,383)       (16,375)
  Repurchase and cancellation of common stock                                 0       (49,568)             0
                                                                       --------      --------       --------
      Net cash provided by (used in) financing activities               (28,790)       35,636         10,644
                                                                       --------      --------       --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                10,166           586          3,823

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           20,093        19,507         15,684
                                                                       --------      --------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  30,259     $  20,093      $  19,507
                                                                       ========      ========       ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                          $  19,605     $  18,025      $  14,207
    Income taxes, net of refunds                                         22,595        33,326         30,683
                                                                       ========      ========       ========
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
    Writeup of noncurrent marketable equity securities                $       0     $       0      $     616
    Noncash compensation under stock plans                                 (192)         (770)         1,328
    Exercise of stock options through stock swap                              0             0            280
                                                                       ========      ========       ========

 The accompanying notes are an integral part of these consolidated statements.

                         BRUNO'S, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 1.      ORGANIZATION

         Bruno's, Inc. and subsidiaries ("the Company") operates a chain of supermarkets and combination food and drug stores located in Alabama, Florida, Tennessee, Mississippi, South Carolina and Georgia.

  2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements of the Company include its accounts and the accounts of all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

         INVENTORIES

         Substantially all inventories are valued at last-in, first-out ("LIFO") cost, which is not in excess of market. Under the first-in, first-out ("FIFO") cost method of accounting, inventories would have been $7,022 and $7,610 higher than reported at July 2, 1994 and July 3, 1993, respectively.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated service lives of depreciable assets (10 to 40 years for buildings and 3 to 15 years for equipment) or, in the case of leasehold improvements, over 10 to 20 years or the life of the applicable lease, if shorter. Property and equipment included in the financial statements under capital leases are amortized over the related lease terms.

         Maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation and any resulting gain or loss is credited or charged to income.

         Leasehold interests represent the excess of current rental values over the present value of net minimum lease payments on favorable leases acquired, and are being amortized on a straight-line basis over the remaining lives of the related leases.

         INVESTMENT IN JOINT VENTURE

         The Company maintains a 50% interest in a joint venture with a major life insurance company for certain of its store locations. The Company's investment in this joint venture ($4,279 and $4,690 at July 2, 1994 and July 3, 1993, respectively) is accounted for on the equity method and taxable income/loss is allocated directly to the joint venture partners.

         INTANGIBLES

         The Company's intangibles are as follows:

                      - Franchise rights ($9,747 and $10,047 at July 2, 1994 and July 3, 1993, respectively) represent amounts assigned to a franchise with Piggly Wiggly Corporation and are being amortized on a straight-line basis over 40 years (amortization of $300 for each of the three fiscal years in the period ended July 2, 1994), and

                      -   Goodwill ($32,423 and $33,421 at July 2, 1994 and
                          July 3, 1993, respectively) is being amortized on the straight-line basis over 40 years (amortization of $998, $999, and $997, respectively, for each of the three fiscal years in the period ended July 2, 1994).

         MARKETABLE EQUITY SECURITIES

         Subsequent to June 27, 1992 but before the issuance of the fiscal 1992 financial statements, the Company decided to sell its marketable equity securities portfolio based on the sustained decline in market value below cost. Accordingly, an unrealized loss of $3,393, previously charged to shareholders' investment, was charged to fiscal 1992 income from operations. The actual loss realized upon sale of the securities in fiscal 1993 was not significantly different from the estimate recorded in fiscal 1992.

         SELF-INSURANCE ACCRUALS

         The Company is self-insured with respect to general liability, workers' compensation and nonunion employee medical claims. Stop-loss insurance coverage is maintained in amounts determined to be adequate by management. Amounts charged to expense based on actual and estimated claims incurred for these self-insured risks were $26,551, $25,260, and $20,808, respectively, for each of the three fiscal years in the period ended July 2, 1994. Accruals aggregating $5,568 and $5,781 are reflected in "Other accrued expenses" in the accompanying consolidated balance sheets as of July 2, 1994 and July 3, 1993, respectively, to provide for unsettled claims.

         INCOME TAXES

         The Company accounts for income taxes using an asset and liability method which generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. In addition, the asset and liability method requires the adjustment of previously deferred income taxes for changes in tax rates.

         EARNINGS PER COMMON SHARE

         Earnings per common share were computed based on the weighted average number of common shares outstanding during each period (78,088,000 shares in fiscal 1994, 78,717,000 shares in fiscal 1993 and 81,874,000 shares in fiscal 1992). Outstanding stock options are common stock equivalents but were excluded from earnings per common share computations as their effect was either not material or antidilutive.

         STATEMENTS OF CASH FLOWS

         For purposes of the statements of cash flows, the Company considers all short-term, highly liquid investments to be cash equivalents.

         RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform to the current year presentation.

         DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         In preparing disclosures about the fair value of financial instruments, the Company has assumed that the carrying amount approximates fair value for cash and cash equivalents, receivables, short-term borrowings and accounts payable, because of the short maturities of those instruments. The fair values of long-term debt instruments and financial derivatives are based upon stated repurchase prices (if applicable), or the current interest rate environment and remaining term to maturity.

3.    PROPERTY AND EQUIPMENT, NET

      Property and equipment, net, consists of the following:

                                   JULY 2, 1994          July 3, 1993
                                   ------------          ------------
Land                                 $ 65,243               $ 67,740
Buildings                             229,749                209,383
Equipment                             403,722                380,877
Construction in progress               16,404                 16,644
                                     --------               --------
                                      715,118                674,644
Less accumulated depreciation         234,657                194,544
                                     --------               --------
                                      480,461                480,100
Leasehold improvements, net            32,711                 33,180
Investment in property under capital
  leases, net                          14,102                 16,295
Leasehold interests, net               12,865                 14,302
                                     --------               --------
                                     $540,139               $543,877
                                     ========               ========

      During fiscal 1992, the Company recorded a charge to earnings of approximately $5,000 to reduce certain real estate properties not being utilized to their estimated net realizable value.

4.    INCOME TAXES

      The provisions for income taxes are as follows:

                                               FISCAL YEAR ENDED
                                     --------------------------------------
                                      JULY 2,       July 3,         June 27,
                                       1994          1993            1992
                                     -------       -------         --------
Current:
  Federal                            $19,896       $23,273         $28,380
  State                                2,146         2,686           3,083
                                     -------       -------         -------
                                      22,042        25,959          31,463
                                     -------       -------         -------
Deferred:
  Accelerated depreciation             2,110         1,979            (435)
  Effect of change in enacted federal
    tax rate                           1,874             0               0
  Other items, net                       148        (1,445)         (7,593)
                                     -------       -------         -------
                                       4,132           534          (8,028)
                                     -------       -------         -------
Income tax benefit on:
  Discontinued operations                  0             0           7,341
  Extraordinary item                   2,015             0               0
                                     -------       -------         -------
                                     $28,189       $26,493         $30,776
                                     =======       =======         =======

     The difference in the federal statutory rate applied to income before income taxes and the total provision for each of the three fiscal years in the period ended July 2, 1994 is as follows:


                                                          FISCAL YEAR ENDED
                                   ---------------------------------------------------------------------
                                    JULY 2, 1994             July 3, 1993              June 27, 1992
                                   -----------------       ------------------       --------------------
                                   AMOUNT       %          Amount       %           Amount          %
                                   ------    -------       ------     -------       ------        ------
Statutory rate                     $24,070       35%      $24,952        34%       $29,628           34%
Effect of:

State income taxes, net
   of federal tax benefits           1,394        2         1,773         2          2,035            2
Change in enacted tax rate           2,224        3             0         0              0            0
Other, net                             501        1          (232)        0           (887)          (1)
                                   -------    -----       -------     -----        -------        -----
Effective rate                     $28,189       41%      $26,493        36%       $30,776           35%
                                   =======    =====       =======     =====        =======        =====

     The increase in the effective rate for fiscal 1994 is due to the Omnibus Budget Reconciliation Act of 1993 which increased the maximum corporate federal income tax rate to 35% retroactively effective to January 1, 1993.

     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                  JULY 2,           July 3,
                                                    1994              1993
                                                 ---------         ---------
     Deferred tax assets:
        Accruals                                 $   4,504         $   4,488
        Capital leases                              10,580            10,121
        Capital loss carryover                         897             1,106
        Deferred compensation                          713               705
        Other items                                    500             2,070
                                                 ---------         ---------
              Total deferred tax asset              17,194            18,490
                                                 ---------         ---------
     Deferred tax liabilities:
        Property and equipment                     (57,292)          (53,434)
        Joint venture                               (2,418)           (2,407)
        Inventories                                 (3,197)           (3,075)
        Franchise rights                            (3,643)           (3,637)
        Other items                                   (352)           (1,513)
                                                 ---------         ---------
              Total deferred tax liability         (66,902)          (64,066)
                                                 ---------         ---------
     Net deferred tax liability                  $ (49,708)        $ (45,576)
                                                 =========         =========


  5.     SHORT-TERM BORROWINGS AND LONG-TERM DEBT

         The Company has a variable rate $75,000 unsecured bank line of credit under which there were no amounts outstanding at July 2, 1994 and $35,000 outstanding at July 3, 1993. The maximum and average amounts of borrowings outstanding under this line of credit during fiscal 1994 were $50,000 and $8,403, respectively, and during fiscal 1993 were $75,000 and $51,603, respectively. The weighted average interest rates on these borrowings during fiscal 1994 and 1993 were 3.4% and 4.0%, respectively.

         The Company's long-term debt is as follows:

                                                        JULY 2,               July 3,
                                                         1994                  1993
                                                       --------             ---------
         Private Placement Loan                        $200,000              $      0
         Note Payable--Bank Credit Agreement             75,000               100,000
         Convertible Subordinated Debentures                  0               142,750
         Other borrowings                                 3,625                 5,260
                                                       --------              --------
                                                        278,625               248,010
         Less current maturities                          2,610                 1,634
                                                       --------              --------
                                                       $276,015              $246,376
                                                       ========              ========

         In the first quarter of fiscal 1994 the Company redeemed the $142,750 of 6.5% Convertible Subordinated Debentures at 103.9% of face value in accordance with the terms of the related indenture. The redemption was financed with the proceeds of a $200,000 private placement loan which will amortize over 10 to 15 years at rates ranging from 6.6% to 7.1%. This redemption resulted in a loss of $3,288 (net of the applicable income tax benefit of $2,015) which is classified as an extraordinary item in the accompanying fiscal 1994 statement of income.

         The Note Payable--Bank Credit Agreement bears interest at a floating rate (5.5% at July 2, 1994) and is due in full on August 31, 1995.

         The Private Placement Loan and Bank Credit Agreement contain certain restrictive financial covenants with which the Company is in compliance at July 2, 1994.

         The amount of debt maturing in each of the next five fiscal years, 1995 through 1999, is $2,610, $75,374, $296, $14,404, and $23,377,
         respectively.

         The Company entered into an interest rate swap agreement which became effective September 1, 1993. Under this agreement, the Company receives a fixed rate of interest (5.92%) and pays a variable rate of interest (based on LIBOR--4.0% weighted average rate for fiscal 1994) on $80,000 of notional principal for a period of ten years. The transaction effectively changes a portion of the Company's interest rate exposure from a fixed-rate to a floating-rate basis.

         The Company has entered into lease and guaranty agreements with various Industrial Development Boards in order to fund construction of certain warehouse and office additions. Upon issuance, each bond issue was purchased in its entirety by the Company. Thus, the outstanding bonds ($59,891 at July 2, 1994 and $64,646 at July 3,
         1993) and the related investment by the Company, together with the related interest expense and interest income, respectively, are excluded from the accompanying consolidated financial statements.

         The estimated fair values of the Company's long-term debt and interest rate swap at July 2, 1994 were $259,903 and $7,665, respectively.

  6.     STOCK OPTION AND STOCK BONUS PLANS

         The Company grants options for shares of common stock under various plans to officers, directors, and key employees. Options are granted at either a price equal to the fair market value of the stock at the date of grant (noncompensatory stock options) or at a price significantly under the fair market value of the stock at the date of grant (compensatory stock options). Upon exercise of the stock options, the excess of the proceeds over par value is credited to paid-in capital. For compensatory stock options, compensation expense is recorded to reflect the difference in the market value and the option price at the date of grant. Stock options granted become exercisable one year after the date of grant and expire ten years from the date of the grant.

         At July 2, 1994 3,990,517 shares of common stock are reserved and available for issuance under the Company's stock option plans. Information with respect to stock options for each of the three fiscal years in the period ended July 2, 1994 is summarized as follows (weighted average exercise price of $8.31 at July 2, 1994):

                                                                       SHARES            OPTION PRICE
                                                                       SUBJECT               RANGE
                                                                      TO OPTION            PER SHARE
                                                                      ---------          ------------
         Shares under options outstanding:
           Balance, June 29, 1991                                      198,700            $3.25 -  $8.60
             Canceled or expired                                       (15,300)           $5.00 - $10.00
             Exercised                                                (113,066)           $3.25 -  $8.60
             Options granted                                           157,300            $8.60 - $10.00
                                                                      --------
           Balance, June 27, 1992                                      227,634            $3.25 - $10.00
             Canceled or expired                                        (3,000)              $10.00
             Exercised                                                 (69,917)           $5.00 - $10.00
             Options granted                                           318,600            $8.38 - $10.00
                                                                      --------
           Balance, July 3, 1993                                       473,317            $3.25 - $10.00
             Canceled or expired                                       (31,400)           $3.25 - $10.00
             Exercised                                                 (18,100)           $5.00 - $10.00
             Options granted                                           369,800            $7.50 -  $8.88
                                                                      --------
           Balance, July 2, 1994                                       793,617            $5.00 - $10.00
                                                                      ========

         Under the terms of the Company's stock bonus plan, shares of stock are awarded to officers and key employees which vest upon the completion of three years of service after the award. Each year, one third of the shares awarded are issued and transferred to an escrow agent. As an estimate of compensation under the Plan, deferred compensation and a related credit to paid-in capital are recorded equal to the current market value of the awarded stock. The deferred compensation is reflected as a reduction in shareholders' investment in the accompanying consolidated balance sheets and is amortized to compensation expense over the vesting period. At July 2, 1994, 6,500 shares have been awarded to individuals, but not yet issued to the escrow agent.

7.       EMPLOYEE BENEFIT PLANS

         All of the Company's union employees are covered by two union-sponsored, collectively-bargained, multi-employer pension plans. Contributions to these plans are determined in accordance with the provisions of labor contracts and generally are based on the number of hours worked.

         The Company maintains a profit sharing retirement plan for nonunion employees. Matching contributions are made for employee voluntary contributions up to a specified limit with additional contributions made at the Company's discretion.

         The Company has deferred compensation agreements, as amended, with certain of its officers whereby the officers or their beneficiaries will be provided specific amounts of annual retirement benefits for a period of 15 years following retirement. The total estimated obligation under these agreements based upon current salaries and expected retirement dates (approximately $10,472 at July 2, 1994) is to be paid through fiscal 2035. The amended agreements provide for an acceleration of benefits in the event of a change in control of the Company.

         The expense applicable to the above plans is as follows:

                                                          PROFIT SHARING
                                                          RETIREMENT PLAN
                                                  -------------------------------          DEFERRED
                                     UNION          MATCHING        DISCRETIONARY        COMPENSATION
                                     PLANS        CONTRIBUTIONS     CONTRIBUTIONS            PLAN
                                     -----        -------------     -------------        ------------
         Fiscal year:
            1994                    $4,089            $1,494            $1,750              $  55
            1993                     3,685             1,447                 0                478
            1992                     3,545             1,423             1,610                285



         The Company maintains certain incentive compensation plans for store management, officers, and other key employees which is paid annually based on achievement of established profit goals. In addition, the Company maintains employment continuity agreements with certain key employees which provide for benefits to be paid to these employees in the event employment with the Company is terminated in connection with a change in control. Compensation which might be accrued under these agreements has not been accrued in the consolidated financial statements as a change in control has not occurred.

         The Company does not offer any postemployment benefits or postretirement benefits other than pensions.

  8.     LONG-TERM LEASES

         The Company has a number of leases in effect for store properties and delivery equipment. The initial terms of the real property leases will expire within the next 25 years; however, most of the leases have options providing for additional lease terms ranging from 5 to 25 years at terms substantially the same as the initial terms. It is expected that real property leases will be renewed upon expiration. The leases for delivery equipment are primarily for a duration of five to ten years and it is expected that most will be replaced by leases on similar equipment.

         In addition to fixed minimum rentals, many of the Company's leases require contingent rental payments. Contingent rentals for real property are based on a percentage of sales. Contingent rentals for delivery equipment are based on the number of miles driven.

         Presented below is an analysis of the property under capital leases and the related lease obligations included in the accompanying consolidated balance sheets:

                                                                                 JULY 2,     July 3,
                                                                                  1994        1993
                                                                                --------    --------
               Property under capital leases:
                   Real property                                                $34,428     $35,853
                   Delivery equipment                                             2,161       2,250
                                                                                -------     -------
                                                                                 36,589      38,103
                   Less accumulated amortization                                 22,487      21,808
                                                                                -------     -------
                                                                                $14,102     $16,295
                                                                                =======     =======
               Capitalized lease obligations (interest at 8% to 18% on real property and 16% to 23% on delivery equipment):
                      Current                                                   $ 1,482     $ 1,499
                      Noncurrent                                                 20,445      22,670
                                                                                -------     -------
                                                                                $21,927     $24,169
                                                                                =======     =======




         A schedule by years of future minimum lease payments required under capital leases (together with the present value of the lease payments) and operating leases (net of sublease rentals) having initial or remaining noncancelable lease terms in excess of one year as of July 2, 1994, is as follows:

                                                                             OPERATING      CAPITAL
                                                                              LEASES        LEASES
                                                                             ---------      -------
               Fiscal year:
                   1995                                                     $ 37,606       $ 4,401
                   1996                                                       36,836         4,366
                   1997                                                       36,047         4,327
                   1998                                                       35,095         4,231
                   1999                                                       33,379         4,190
               Subsequent years                                              281,895        20,016
                                                                            --------       -------
               Total minimum lease payments                                 $460,858        41,531
                                                                            ========
               Less estimated executory costs included in total minimum
                   lease payments                                                            4,598
                                                                                           -------
               Net minimum lease payments                                                   36,933
               Less estimated interest                                                      15,006
                                                                                           -------
               Present value of net future minimum lease payments                          $21,927
                                                                                           =======

         Contingent rentals for the preceding capital leases and rental expense for the operating leases are as follows:

                                                                      FISCAL YEAR ENDED
                                                      ------------------------------------------------
                                                      JULY 2, 1994      July 3, 1993     June 27, 1992
                                                      ------------      ------------     -------------
         Contingent rentals on capital leases:
            Real property                                 $   338           $   452         $   569
                                                          =======           =======         =======
         Rental expense on operating leases:
            Real property:
              Minimum rentals                             $34,586           $34,682         $32,314
              Contingent rentals                              842               890             777
            Equipment:
              Minimum rentals                               5,514             3,912           4,417
              Contingent rentals                            5,478             6,165           4,612
                                                          -------           -------         -------
                                                          $46,420           $45,649         $42,120
                                                          =======           =======         =======



         The capitalized lease obligation of store properties leased under capital leases from a joint venture in which the Company maintains a 50% ownership interest was approximately $13,586 and $14,210 at July 2, 1994 and July 3, 1993, respectively.

  9.     REPURCHASE OF COMMON STOCK

         On August 13, 1992, the Company entered into stock purchase agreements with the Estates of Angelo J. Bruno and Lee J. Bruno (former executive officers of the Company) to purchase an aggregate of 3,600,000 shares of the Company's common stock at a price of $12.50 per share. The agreements allowed the Estates to increase the number of shares of common stock to be purchased by the Company up to an aggregate of 400,000 additional shares. Under this agreement, and other previously existing stock purchase agreements, the Company purchased 3,943,726 shares of common stock at a total cost of $49,568, including acquisition costs. The Company financed the purchase through a bank note payable.

10.      COMMITMENTS AND CONTINGENCIES

         LITIGATION

         The Company has received a notice from the Pension Benefit Guaranty Corporation ("PBGC") contending that inappropriate actuarial assumptions were used in connection with final distributions of a previously terminated plan. As such, the PBGC has taken a position that additional distributions must be made to former participants. The total amount of damages, if any, and the ultimate outcome of this matter is unknown at the present time but is not expected to exceed $2,700; accordingly, no provision for any liability that may result has been made in the accompanying financial statements. In the opinion of management, this matter will not have a significant effect on the Company's financial position or results of operations.

         In addition, the Company is a party to various legal and taxing authority proceedings incidental to its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

         STORE EXPANSION

         The Company's store expansion activities are primarily accomplished through the lease of facilities or the acquisition of sites and self-construction. Commitments involving facilities under construction at July 2, 1994 were approximately $7,648.

11.      DISCONTINUED OPERATIONS

         Effective June 18, 1992, the Company sold its interest in a joint venture to its joint venture partner and the partnership was terminated. The purpose of the joint venture was the development and operation of hypermarket stores and the Company has discontinued its development of this type of store. Accordingly, operating results of the venture for fiscal 1992 were reclassified and included in the statements of income as discontinued operations (net of the applicable income tax benefit of $2,411), and a loss on the disposal of $8,550 (net of the applicable income tax benefit of $4,930) was recorded in the fourth quarter of fiscal 1992.

12.      SUBSEQUENT EVENT

         On July 22, 1994 the Company's Board of Directors approved the repurchase on the open market of up to $25,000 of the Company's common stock.

                         BRUNO'S, INC. AND SUBSIDIARIES


                            SELECTED FINANCIAL DATA

    FOR THE FISCAL YEAR ENDED JULY 2, 1994, FISCAL YEAR ENDED JULY 3, 1993,

       FISCAL YEAR ENDED JUNE 27, 1992, FISCAL YEAR ENDED JUNE 29, 1991,

                      AND FISCAL YEAR ENDED JUNE 30, 1990

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                            Fiscal Year Ended
                                                      ------------------------------------------------------------------
                                                        July 2,       July 3,      June 27,     June 29,      June 30,
                                                         1994          1993         1992         1991           1990
                                                      (52 Weeks)    (53 Weeks)   (52 Weeks)   (52 Weeks)     (52 Weeks)
                                                      ----------   -----------   ----------   ----------     -----------
SELECTED INCOME STATEMENT DATA:
  Net sales                                           $2,834,688   $2,872,327    $2,657,846   $2,585,934     $2,394,788
  Cost and expenses:
    Cost of products sold                              2,185,587    2,242,455     2,067,560    2,012,042      1,871,946
    Store operating, selling and administrative
      expenses                                           512,063      489,950       439,713      410,464        373,325
    Depreciation and amortization                         52,343       48,718        44,261       40,758         36,366
    Interest expense, net                                 15,925       17,817        10,777       11,005         13,240
    Writedown of property and securities                       0            0         8,393            0              0
                                                      ----------   ----------    ----------   ----------     ----------
        Income from continuing operations before
          income taxes and extraordinary item             68,770       73,387        87,142      111,665         99,911
  Provision for income taxes                              28,189       26,493        30,776       40,854         37,275
                                                      ----------   ----------    ----------   ----------     ----------
        Income from continuing operations before
          extraordinary item                              40,581       46,894        56,366       70,811         62,636
                                                      ----------   ----------    ----------   ----------     ----------
  Discontinued operations, net:
    Loss on disposal                                           0            0        (8,550)           0              0
    Loss from operations                                       0            0        (4,400)      (4,085)        (2,498)
                                                      ----------   ----------    ----------   ----------     ----------
                                                               0            0       (12,950)      (4,085)        (2,498)
                                                      ----------   ----------    ----------   ----------     ----------
  Extraordinary item, net                                 (3,288)           0             0            0         (2,039)
                                                      ----------   ----------    ----------   ----------     ----------
         Net income                                   $   37,293   $   46,894    $   43,416   $   66,726     $   58,099
                                                      ==========   ==========    ==========   ==========     ==========
  Earnings per common share:
    Income from continuing operations before
      extraordinary item                              $     0.52   $     0.60    $     0.69   $     0.87     $     0.77
    Discontinued operations, net                            0.00         0.00         (0.16)       (0.05)         (0.03)
    Extraordinary item, net                                (0.04)        0.00          0.00         0.00          (0.03)
                                                      ----------   ----------    ----------   ----------     ----------
         Net income                                   $     0.48   $     0.60    $     0.53   $     0.82     $     0.71
                                                      ==========   ==========    ==========   ==========     ==========
  Cash dividends per common share                     $     0.24   $     0.22    $     0.20   $     0.18     $     0.14
                                                      ==========   ==========    ==========   ==========     ==========

  Weighted average number of common and common
    equivalent shares outstanding                     78,088,000   78,717,000    81,874,000   81,661,000     81,580,000
                                                      ==========   ==========    ==========   ==========     ==========
SELECTED BALANCE SHEET DATA:
  Working capital                                     $  174,392   $  117,510      $110,968   $  125,286     $  118,179
  Property and equipment, net                            540,139      543,877       467,824      420,113        378,056
  Total assets                                           927,208      916,923       834,683      765,696        728,149
  Long-term debt and capitalized lease obligations       296,460      269,046       172,190      175,750        180,134
  Shareholders' investment                               421,354      402,667       422,443      390,187        337,136
                                                      ==========   ==========    ==========   ==========     ==========

                         BRUNO'S, INC. AND SUBSIDIARIES


                       UNAUDITED QUARTERLY FINANCIAL DATA

                FISCAL YEARS ENDED JULY 2, 1994 AND JULY 3, 1993

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                     Fiscal Year Ended July 2, 1994 (52 Weeks)
                                      -----------------------------------------------------------------------
                                        First         Second        Third           Fourth
                                      12 Weeks       14 Weeks      14 Weeks        12 Weeks          Total
                                      --------       --------      --------        --------        ----------
NET SALES                             $640,911       $768,244      $764,602        $660,931        $2,834,688
GROSS PROFIT                           147,831        172,878       173,359         155,033           649,101
NET INCOME BEFORE EXTRAORDINARY
  ITEM                                   9,200(1)       9,321         9,441          12,619            40,581
NET INCOME                               5,912(2)       9,321         9,441          12,619            37,293
EARNINGS PER COMMON SHARE:
  Net income before extraordinary
    item                              $   0.12       $   0.12      $   0.12        $   0.16        $     0.52
  Net income                              0.08(2)        0.12          0.12            0.16              0.48


                                                     Fiscal Year Ended July 3, 1993 (53 Weeks)
                                      -----------------------------------------------------------------------
                                       First          Second        Third           Fourth
                                      12 Weeks       14 Weeks      14 Weeks        13 Weeks          Total
                                      --------       --------      --------        --------        ----------
NET SALES                             $641,724       $746,867      $762,089        $721,647        $2,872,327
GROSS PROFIT                           140,581        172,450       157,890         158,951           629,872
NET INCOME                              12,687         16,551         4,380(3)       13,276            46,894
EARNINGS PER COMMON SHARE:
  Net income                          $   0.16       $   0.21      $   0.06(3)     $   0.17        $     0.60


(1) In the first quarter of the fiscal year ended July 2, 1994 the Company recorded an additional tax provision of $2,224 to retroactively restate the current and deferred income tax liabilities to reflect the change in federal income tax rates from 34.0% to 35.0% in connection with the Omnibus Budget Reconciliation Act of 1993.

(2) In the first quarter of the fiscal year ended July 2, 1994 the Company redeemed $143,000 of its Convertible Subordinated Debentures. The early extinguishment of this debt resulted in an extraordinary loss of $3,300 ($.04 per share), net of the applicable tax benefit.

(3) During the third quarter of the fiscal year ended July 3, 1993, the Company implemented a more aggressive pricing strategy that included margin reductions on a majority of products. In addition, advertising expenses to promote this program were unusually high.